SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                            NorthWestern Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share
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                         (Title of Class of Securities)

                                    668074305
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                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

     This Amendment amends the Schedule 13D filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce (the "Reporting Persons"), dated November 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons dated February 15, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons dated August 17, 2005 (as amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of NorthWestern Corporation (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings assigned in the Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 of the Schedule 13D is amended by adding the following disclosure:

     On October 19, 2005, Master Fund sent a letter to the board of directors of the Issuer, a copy of which is filed with this Amendment as Exhibit F. As described in the letter, Master Fund sent the letter to communicate its views as a shareholder of the Issuer in an effort to obtain fair value for its investment. Master Fund also issued a press release with the text of the letter, a copy of which is filed with this Amendment as Exhibit G.

     Notwithstanding the concerns raised in the letter, the Reporting Persons continue to hold the Shares for investment purposes only.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Item 7 of the Schedule 13D is amended by adding the following exhibits.

Exhibit F: Letter from Master Fund to the board of directors of the Issuer dated October 19, 2005.

Exhibit G: Press release issued by Master Fund, dated October 19, 2005.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2005


                          Harbert Distressed Investment Master Fund, Ltd.

                               By:  HMC Distressed Investment Offshore
                                    Manager, L.L.C.
                               By:  HMC Investors, L.L.C., Managing
                                    Member

                               By:  /s/ Joel B. Piassick
                                    ----------------------
                                    Joel B. Piassick

                          HMC Distressed Investment Offshore Manager, L.L.C.

                               By:  HMC Investors, L.L.C., Managing
                                    Member

                               By:  /s/ Joel B. Piassick
                                    --------------------
                                    Joel B. Piassick

                          HMC Investors, L.L.C.

                               By:  /s/ Joel B. Piassick
                                    --------------------
                                    Joel B. Piassick

                                    /s/ Philip Falcone
                                    --------------------
                                    Philip Falcone

                                    /s/ Raymond J. Harbert
                                    --------------------
                                    Raymond J. Harbert

                                    /s/ Michael D. Luce
                                    --------------------
                                        Michael D. Luce

                                    Exhibit F

                 Harbert Distressed Investment Master Fund, Ltd.
                       c/o 555 Madison Avenue, 16th Floor
                            New York, New York 10022



VIA FACSIMILE

October 19, 2005

Dr. E. Linn Draper, Jr.
Chairman of the Board of Directors of NorthWestern Corporation:

     Harbert Distressed Investment Master Fund, Ltd. ("Harbert") holds approximately 20% of the outstanding common stock and approximately 33% of the warrants of NorthWestern Corporation (the "Company") and approximately 20% of the Class 7 prepetition claims against the Company. We are writing this letter to communicate our views as a shareholder of the Company in an effort to obtain fair value for our investment.

     We have discussed the views contained in this letter with other shareholders and believe that they share the views of Harbert expressed herein. We believe that these other shareholders, taken together with Harbert, own a majority of the outstanding common stock of the Company.

     We first became aware of Montana Public Power, Incorporated's ("MPPI") proposal to buy the Company on June 30, 2005. The Company indicated that the Board rejected the MPPI bid in a press release dated July 7, 2005. Shortly thereafter, we met with you and senior management to understand the basis for the Board's conclusions, and asked you to provide detail on why you believed a stand alone valuation was superior to MPPI's $32.50 per share cash offer. We have not received any response to this request, other than an indication in July 2005 that the Company is developing guidance as to earnings and dividend policy and will make this public under certain conditions. The principal argument we have heard from you and the Company to date is that the MPPI offer will be difficult to consummate. As you know, we retained Milbank Tweed and Lehman Bros. to evaluate the MPPI proposal. We and our advisors have met several times with MPPI and its advisors in an effort to determine if the MPPI offer was attractive and executable. We have concluded that the MPPI offer could be successfully consummated and reflects an attractive valuation for the Company.

     We were recently copied on a letter and detailed term sheet sent to you by MPPI which further outlines MPPI's proposal to acquire the Company and which in our view satisfactorily addresses each of NorthWestern's previously stated objections. Given the inability of MPPI to interact with management, the proposal remains subject to customary provisions such as regulatory approval, due diligence and documentation of a purchase contract. Harbert believes it is reasonable to expect MPPI would be able to obtain the necessary regulatory approvals.

     We have been waiting since July for the Company to explain why it believes the price level of the MPPI offer is inadequate. If the Board believes that an independent NorthWestern represents superior value to the $32.50 offered by MPPI and that shareholders should join the Board in rejecting the MPPI proposal, then the Board should provide shareholders some basis for that conclusion. We also believe the clarifications of the MPPI proposal recently provided by MPPI represent attractive terms for a sale and that the proposal can be consummated with the cooperation of the Company. We strongly urge the Board to promptly take one of the following actions:

          (a)  Start negotiations with MPPI regarding its proposal;
          (b) Begin a formal sale process to solicit competing offers which are superior to the MPPI proposal; or
          (c) Disclose a stand alone value proposition, to include 2006 earnings guidance, prospective dividend policy, the opportunities to increase shareholder value through use of free cash flow and the value of the Company's tax NOLs, that demonstrates why the Company represents superior value to MPPI's proposal.

     We request that the Board take prompt and immediate action. In particular, we request that a decision is made, announced and implemented on or prior to the November 10th earnings call.

Sincerely,

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C., as its
investment manager


Philip Falcone
Vice President

Cc:
Avenue Capital Partners
DE Shaw
Drawbridge Special Opportunities Advisors LLC
Fidelity Investments
Franklin Mutual Advisors, LLC
Greenwich International, Ltd.
HBK Investments LP
Nationwide Life Insurance Company
Nationwide Mutual Insurance Company
P. Schoenfeld Asset Management LLC
Trilogy Capital LLC
Doug Dunn, Milbank Tweed

                                    Exhibit G

              Harbert Distressed Investment Sends Letter Regarding
                 Montana Public Power's Plan to Buy NorthWestern

     NEW YORK, Oct 19 /PRNewswire/ -- Harbert Distressed Investment Master Fund, Ltd. today delivered the following letter to the board of directors of NorthWestern Corporation (NASDAQ: NWEC). Harbert sent the letter to communicate its views regarding the proposal by Montana Public Power, Incorporated to buy NorthWestern in an effort to obtain fair value for its investment.

     Harbert Distressed Investment Master Fund, Ltd. is focused on high-yield (special situation) and distressed securities on both the long and short sides, including debt and equity investments in turnarounds, restructurings, liquidations, event driven situations and inter-capital arbitrage.

     For further information contact Jeff Harris at 205-987-5756 for Harbert Distressed Investment Master Fund, Ltd.

                                [Text of Letter]